                                                                    Exhibit 99.1
                        Overseas Regulatory Announcement
                   First Quarter Results Announcement for 2008

In accordance with the requirement of the China Securities Regulatory Commission
(CSRC) Guangshen Railway Company Limited (The Company) is required to issue the First Quarter and the Third Quarter Results Announcement.

The financial information set out in this quarterly results announcement has not been audited, has been prepared in accordance with the PRC Accounting Standards.

This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Important Notice

1.1 The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

1.2 All Directors of the Company attended the meeting of the Board.

1.3 The first quarter financial statements of the Company have not been audited.

1.4 Mr. He Yuhua, person-in-charge of the Company, Mr. Yang Yiping, person-in-charge for accounting matters and Mr. Yao Xiaocong, person-in-charge of accounting institution (head of accounting department) hereby declare that the authenticity and completeness of the financial statements contained in the quarterly report are warranted.

2. Basic Information of the Company

2.1 Principal accounting data and financial indicators

Currency: RMB

                                                                               Percentage increase/decrease
                                 At the end of this      At the end of prior     compared with the end of
                                  reporting period              year                  prior year (%)
Total asset (RMB)                 28,439,643,111.94      27,471,876,190.15                           3.52
Owners funds (or
shareholders funds) (RMB)         21,978,141,029.75      21,742,939,436.57                           1.08
Net assets per share
attributable to shareholders
of listed company (RMB)                        3.10                   3.07                           0.98

                                 From beginning of the year to end of
                                              the                      Percentage changes compared with the same
                                        reporting period                      period of last year (%)
Net cash flow from operating
activities (RMB)                                   279,457,388.81                                  -82.13
Net cash flow from operating                                 0.04                                  -82.13
activities per share (RMB)

                                       Reporting period       From beginning of the year to     Percentage changes compared with
                                                              the end of the reporting period   the same period of last year (%)
                                       ----------------       -------------------------------   --------------------------------
Net profits attributable to
shareholders of listed companies         235,312,536.84                        235,312,536.84                             -39.77
(RMB)
Basic earnings per share (RMB)                    0.033                                 0.033                             -40.00
Diluted earnings per share (RMB)                  0.033                                 0.033                             -40.00
Fully diluted return rate on net                   1.07                                 1.07                      0.73% decrease
assets (%)

2.2 Total Number of shareholders and top ten circulating shareholders holding shares without selling restrictions at the end of the reporting period

Unit: Share

  Total number of shareholders
  at the end of the reporting
  period (Number)                      598,354 (597,987 holders of A shares and 367 holders of H shares)
---------------------------------      -----------------------------------------------------------------
                 Top ten circulating shareholders holding shares without selling restrictions
--------------------------------------------------------------------------------------------------------
                                                              Number of circulating shares
                                                                  held without selling
Name of shareholders (Full name)                             restrictions at the end of the       Type
                                                                   reporting period
---------------------------------------------------------   -------------------------------      -------

HKSCC NOMINEES LIMITED (Note)                                                 1,401,437,831      H share
China Life Insurance Group Company -Traditional -Ordinary                        81,810,800      A share
Insurance Products -005L-CT001 Shanghai
New China Life Insurance Co.,                                                    53,191,400      A share
Ltd. (NEW CHINA LIFE INSURANCE CHINESE CHARACTER)
-018L-WN001Shanghai
CSIC Finance Co., Ltd                                                            53,191,000      A share
Baosteel Group Corp.                                                             51,900,000      A share
Taiyuan Iron & Steel (Group) Co., Ltd.                                           50,776,147      A share
Shenergy Company Limited                                                         28,122,498      A share
New China Life Insurance Co., Ltd.-Dividend-Group                                26,595,600      A share
Dividend-018L-FH001Shanghai
National Social Security Fund 502                                                20,478,000      A share
Bank of Communications-E Fund 50 Index Securities                                20,030,000      A share
Investment Fund

Note: H shares held by HKSCC Nominees Limited were held in the capacity of various clients.

3. Significant Events
3.1 Significant changes of key accounting items and financial indices and the reason for the changes

[x]Applicable    [ ]Not applicable

(1) Bank balances and cash decreased 35.98% as compared with the end of last year. This was mainly due to the payment for purchasing a new type of domestically manufactured electric train sets named "Concord"

(2) Accounts receivable increased 621.60% as compared with the end of last year. This was mainly due to increase of revenue from transportation business;

(3) Prepayments decreased 49.58% as compared with the end of last year. This was mainly due to payment for purchasing a new type of domestically manufactured electric train sets named "Concord" brought forward;

(4) Construction-in-progress increased 67.36% as compared with the end of last year. This was mainly due to the completion of the construction of the Guangshen Fourth Rail Line and partly transfer to fixed assets;

(5) Accounts payables increased 142.12% as compared with the end of last year. This was mainly due to the increase in payables in transportation;

(6) Other payables decreased 43.26% as compared with the end of last year. This was mainly due to the decrease in deposit of external units of Guangshen Settlement Center;

(7) Finance costs increased 285.93% as compared with the same period last year. This was mainly due to the capitalization of bank borrowings in relation to the Guangshen Fourth Rail Line;

(8) Profit from operations decreased 35.93% as compared with the same period last year. This was mainly due to the decrease in transportation revenue and increase in cost caused by the sleet at the beginning of the year;

(9) Gross profit decreased 35.94% as compared with the same period last year. This was mainly due to the decrease in profit from operations;

(10) Net profit decreased 39.82% as compared with the same period last year. This was mainly due to the decrease in gross profit.

3.2 The progress and impact of significant events and the analysis and explanations for the solutions

[ ]Applicable    [x]Not applicable

3.3 Status of fulfillment of commitments undertaken by the Company, shareholders and actual controller

[x]Applicable    [ ]Not applicable

On 13 December 2006, the Company raised approximately RMB10.3 billion through the initial public offering of 2,747,987,000 RMB ordinary shares (A share) of RMB1 each at the issue price of RMB3.76 each. As the largest major shareholder, Guangzhou Railway (Group) Company undertook before this issue of A shares that 2,904,250,000 A shares of the Company held shall not be transferred or managed by any third party nominee or repurchased by the issuer within thirty-six months since the A shares of the Company are listed for trading.

During the reporting period, the abovementioned commitment was observed, and there was no breach of commitments.

3.4 Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the corresponding period of last year

[ ]Applicable    [x]Not applicable

3.5 Conditions of Securities Investments

[ ]Applicable    [x]Not applicable

                     The Board of Directors of Guangshen Railway Company Limited

28 April 2008

As at the date of this announcement, the Executive Directors are He Yuhua and Yang Yiping; the Non-executive Directors are Cao Jianguo, Wu Houhui, Wen Weiming and Yang Jinzhong; and the Independent Non-executive Directors are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.

Section 4 Appendix

                       Company and Combined Balance Sheet
                                  31 March 2008

  Prepared by :Guangshen Railway Company Limited      Unit :RMB        Unaudited

             Assets                                               Combined                                  The Company
-------------------------------------------------  --------------------------------------    --------------------------------------
                                                       2008.03.31            2007.12.31           2008.03.31          2007.12.31

Current assets:
Bank balances and cash                             1,505,872,018.21      2,352,350,949.77     1,499,169,687.38     2,327,940,187.62
Marketable financial assets
Notes receivables
Accounts receivables                                 942,141,708.73        130,562,532.48       940,491,426.74       129,723,419.24
Prepayments                                          460,098,134.75        912,565,449.67       460,066,657.82       912,538,735.74
Interests receivables
Dividends receivables                                          0.00                               2,129,342.06         3,781,562.12
Other receivables                                    117,582,649.57        168,354,904.87       121,302,954.15       181,441,382.47
Inventories                                          153,598,161.41        153,674,270.86       150,702,588.96       150,985,315.40
Non-current assets maturing within one year
Other current assets
Total current assets                               3,179,292,672.67      3,717,508,107.65     3,173,862,657.11     3,706,410,602.59
Non-current assets:
Financial assets held for sale
Investments held to maturity
Long term receivables                                 46,546,774.59         48,546,774.59        46,546,774.59        48,546,774.59
Long term option investments                         170,901,028.07        170,958,204.24       251,567,142.68       251,624,318.85
Real estate investments
Fixed assets                                      23,519,108,556.06     21,040,891,308.23    23,432,248,033.64    20,953,236,389.21
Construction-in-progress, net                        464,334,383.27      1,422,634,541.47       464,334,383.27     1,422,634,541.47
Construction materials                                11,315,494.56         11,315,494.56        11,315,494.56        11,315,494.56
Disposal of fixed assets                                   4,066.41                                   4,066.41
Productive biological assets
Oil and gas assets
Intangible assets                                    608,744,990.22        612,843,729.13       573,189,497.81       577,425,444.46
Research expenses
Goodwill                                             281,254,606.47        281,254,606.47       281,254,606.47       281,254,606.47
Long term fees to be amortized                        36,722,220.42         38,995,048.27        36,336,498.34        38,574,865.16
Deferred income tax assets                           121,418,319.20        126,928,375.54       121,418,319.20       126,928,375.54
Other non-current assets
Total non-current assets                          25,260,350,439.27     23,754,368,082.50    25,218,214,816.97    23,711,540,810.31
Total assets                                      28,439,643,111.94     27,471,876,190.15    28,392,077,474.08    27,417,951,412.90

Legal representative: He Yuhua
Person-in-charge for accounting matters: Yang Yiping
Head of accounting department: Yao Xiaocong

                                 31 March 2008

  Prepared by :Guangshen Railway Company Limited      Unit :RMB        Unaudited

                     Assets                                       Combined                                  The Company
-------------------------------------------------  --------------------------------------    --------------------------------------
                                                         2008.03.31          2007.12.31          2008.03.31           2007.12.31
Current liabilities
Short term borrowings
Marketable financial liabilities
Notes payable
Accounts payable                                   2,037,751,172.25        841,641,458.01     2,032,266,687.08       837,210,378.53
Prepayments paid                                      35,194,900.09         42,416,187.01        32,606,643.02        39,982,577.15
Staff remuneration payable                           414,119,610.99        441,689,870.36       399,675,377.01       433,647,445.43
Tax payable                                           91,353,468.89        132,640,703.02        89,392,052.38       130,168,927.44
Interests payable                                      6,296,152.50          5,720,467.50         6,296,152.50         5,720,467.50
Dividends payable                                         48,710.09             46,344.85            48,710.09            46,344.85
Other payable                                        699,260,278.18      1,232,407,550.22       746,587,956.06     1,261,835,097.62
Non-current liabilities maturing within one year
Other current liabilities                              8,973,693.57         13,096,749.81         5,692,059.04        13,096,749.81
Total current liabilities                          3,292,997,986.56      2,709,659,330.78     3,312,565,637.18     2,721,707,988.33
Non-current liabilities:
Long term borrowings                               3,000,000,000.00      2,850,000,000.00     3,000,000,000.00     2,850,000,000.00
Bonds payables
Long term payables
Project payables
Estimated liabilities
Deferred income tax liabilities                       23,290,051.70         23,335,123.77        23,290,051.70        23,335,123.77
Other non-current liabilities                         89,449,330.46         90,233,057.39        89,449,330.46        90,233,057.39
Total non-current liabilities                      3,112,739,382.16      2,963,568,181.16     3,112,739,382.16     2,963,568,181.16
Total liabilities                                  6,405,737,368.72      5,673,227,511.94     6,425,305,019.34     5,685,276,169.49
Shareholders' equity:
Share capital                                      7,083,537,000.00      7,083,537,000.00     7,083,537,000.00     7,083,537,000.00
Capital reserves                                  11,564,500,889.19     11,564,500,889.19    11,564,461,609.05    11,564,461,609.05
Less: Treasury shares
Surplus reserves                                   1,675,784,791.53      1,675,784,791.53     1,675,784,791.53     1,675,784,791.53
Unappropriated profits                             1,654,318,349.03      1,419,116,755.85     1,642,989,054.16     1,408,891,842.83
Translation differences
Total attributable to the parent's
shareholders' equity                              21,978,141,029.75     21,742,939,436.57    21,966,772,454.74    21,732,675,243.41
Minority interests                                    55,764,713.47         55,709,241.64
Total shareholders' equity                        22,033,905,743.22     21,798,648,678.21    21,966,772,454.74    21,732,675,243.41
Total liabilities and shareholders' equity        28,439,643,111.94     27,471,876,190.15    28,392,077,474.08    27,417,951,412.90

Legal representative: He Yuhua
Person-in-charge for accounting matters: Yang Yiping
Head of accounting department: Yao Xiaocong

                    Company and Combined Statement of Profit
                           From January to March 2008


  Prepared by :Guangshen Railway Company Limited      Unit :RMB        Unaudited

                                                                  Combined                                  The Company
                                                   --------------------------------------     -------------------------------------
                                                   January to March      January to March     January to March     January to March
             Items                                        2008                 2007                 2008                 2007
----------------------------------------           -----------------     ----------------     -----------------    ----------------
I.  Revenues from operation                        2,601,332,671.74      2,379,425,739.45     2,569,525,212.20     2,338,719,103.60
Less:     operating cost                           2,068,733,243.27      1,736,122,818.93     2,049,704,262.68     1,706,753,186.36
          Operating tax and additionals               54,911,619.15         54,444,665.34        53,773,882.53        53,062,480.51
          Sales cost                                     135,027.68            302,160.73                 0.00                 0.00
          Management expenses                        149,203,508.78        146,000,015.52       139,954,026.72       132,719,995.64
          Financial costs                             33,611,032.98        (18,077,700.25)       33,703,621.93       (17,978,333.67)
          Assets impairment losses                       335,524.30             30,965.24            (2,287.00)                0.00
Add:      gains from fair value changes
          Gains from investments                         (57,176.17)        (1,181,106.35)          (57,176.17)         (763,290.81)
Include:  gains from investments in
             associates and joint ventures               (57,176.17)        (1,181,106.35)          (57,176.17)       (1,181,106.35)
II. Profits from operation                           294,345,539.41        459,421,707.59       292,334,529.17       463,398,483.95
Add:Non-operating income                               1,020,618.83            182,657.68         1,020,037.83           182,375.54
Less:Non-operating expenses                            1,220,546.38            457,569.87         1,191,961.68           431,034.05
Include: Losses from disposal of
non-current assets                                                             (88,888.33)
III. Gross profits                                   294,145,611.86        459,146,795.40       292,162,605.32       463,149,825.44
Less: Income tax expenses                             58,888,546.85         68,240,468.96        58,065,393.99        67,216,014.26
IV. Net profits                                      235,257,065.01        390,906,326.44       234,097,211.33       395,933,811.18
Net profits attributable to shareholders
of the parent                                        235,312,536.84        390,678,359.83
Profits and losses of minority
shareholders                                             (55,471.83)           227,966.61
Include: net profit of the acquiree of
     business combination under common
     control recognized before the
     combination
V. Earnings per share
(1) Basic earnings per share                                  0.033                 0.055
(2) Diluted earnings per share                                0.033                 0.055

Legal representative: He Yuhua
Person-in-charge for accounting matters: Yang Yiping
Head of accounting department: Yao Xiaocong

                    Company and Combined Cash Flow Statement
                           From January to March 2008

  Prepared by :Guangshen Railway Company Limited      Unit :RMB        Unaudited

                                                                  Combined                                  The Company
                                                   --------------------------------------     -------------------------------------
                                                   January to March      January to March     January to March     January to March
             Items                                        2008                 2007                 2008                 2007
----------------------------------------           -----------------     ----------------     -----------------    ----------------
I. Cash flow from operating
activities
Cash received from sales of goods or
rendering of services                               2,239,276,178.31     2,346,732,578.17      2,208,161,895.77    2,306,402,572.79
Cash received from returned tax
Cash received relating to other
operating activates                                   116,569,472.12       786,750,003.93        110,786,719.82      562,378,624.36
Sub-total of cash inflows                           2,355,845,650.43     3,133,482,582.10      2,318,948,615.59    2,868,781,197.15
Cash paid for goods and services                      768,236,979.91     1,025,356,319.53        755,592,937.85      852,228,394.14
Cash paid to and on behalf of
employees                                             469,761,891.86       432,892,442.87        459,683,412.16      282,668,832.96
Tax paid                                              149,913,639.47        74,920,080.02        146,367,294.23       46,412,153.48
Cash paid relating to other
operating activities                                  688,475,750.38        36,574,973.40        662,634,816.98      129,961,485.92
Sub-total of cash outflows from
operating activities                                2,076,388,261.62     1,569,743,815.82      2,024,278,461.22    1,311,270,866.50
Net cash flows from operating
activities                                            279,457,388.81     1,563,738,766.28        294,670,154.37    1,557,510,330.65
II. Cash flows from investing
activities
Cash received from disposal of
investments
Cash received from investments
gains                                                                        1,990,296.83          2,135,512.65        1,990,296.83
Cash received from disposal of
     fixed assets, intangible
     assets and other long term
     assets                                                (1,137.40)          170,331.58            (1,137.40)          128,776.58
Net cash received from disposal
of subsidiaries and other
operating units
Cash received relating to other
investments activities                                                      91,698,596.17                             91,698,596.17
Sub-total of cash inflows from
investing activities                                       (1,137.40)       93,859,224.58          2,134,375.25       93,817,669.58
Cash paid to acquire or
     construct fixed assets,
     intangible assets and other
     long term assets                               1,226,576,878.61     1,036,513,393.45      1,226,230,162.61    1,031,937,736.61



                                                                  Combined                                  The Company
                                                   --------------------------------------     -------------------------------------
                                                   January to March      January to March     January to March     January to March
             Items                                        2008                 2007                 2008                 2007
----------------------------------------           -----------------     ----------------     -----------------    ----------------
Cash paid for investments
Net cash received from
subsidiaries and other
operating units
Cash paid relating to other
investment activities
Sub-total of cash outflows from
investing activities                                1,226,576,878.61     1,036,513,393.45      1,226,230,162.61    1,031,937,736.61
Net cash flow from investing
activities                                         (1,226,578,016.01)     (942,654,168.87)    (1,224,095,787.36)    (938,120,067.03)
III. Cash flow from financing
activities:
Cash received from investments
Include: Cash received by
subsidiaries from minority
investment
Cash received from borrowings                         150,000,000.00       740,000,000.00        150,000,000.00      740,000,000.00
Cash received from issuance of
debentures
Cash received from relating to
other financing activities
Sub-total of cash inflows from
financing activities                                  150,000,000.00       740,000,000.00        150,000,000.00      740,000,000.00
Cash paid for repayment of
borrowings
Cash paid for distribution of
dividends or profits or
repayments of interests                                48,703,847.92        36,975,754.98         48,703,847.92       35,656,617.83
Include: Dividends and profits
paid by subsidiaries to
minority shareholders
Cash paid relating to other
financing activities
Net Cash flow from financing
activities                                             48,703,847.92        36,975,754.98         48,703,847.92       35,656,617.83
Net cash flow from financing
activities                                            101,296,152.08       703,024,245.02        101,296,152.08      704,343,382.17
IV. Effect of foreign exchanges
rate changes on cash and cash
equivalents                                              (654,456.44)         (833,838.84)          (641,019.33)        (828,736.69)
V. Net increase in cash and cash
equivalents                                          (846,478,931.56)    1,323,275,003.59       (828,770,500.24)   1,322,904,909.10
Add: Balance of cash and cash
equivalents at the beginning of the
period                                              2,352,350,949.77     5,866,526,460.52      2,327,940,187.62    5,822,225,429.69
VI. Balance of cash and cash
equivalents at the end of the
period                                              1,505,872,018.21     7,189,801,464.11      1,499,169,687.38    7,145,130,338.79

Legal representative: He Yuhua
Person-in-charge for accounting matters: Yang Yiping
Head of accounting department: Yao Xiaocong